Exhibit 99.1
Computation of ratio of earnings to fixed charges

Nine months 2008
$ million, except ratios

Profit before taxation	38,197

Group’s share of income in excess of dividends of equity-accounted entities	(1,872)

Capitalized interest, net of amortization	38

Profit as adjusted	36,363

Fixed charges:

Interest expense	892
Rental expense representative of interest	903
Capitalized interest	120

1,915

Total adjusted earnings available for payment of fixed charges	38,278

Ratio of earnings to fixed charges	20.0

33